Exhibit 99.1

Pixie Dust Technologies, Inc. Receives

the 2023 Good Design Award for the kikippa Speaker

New York, NY and Tokyo, Japan, October 24, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, announced its kikippa speaker was awarded the 2023 Good Design Award in Japan. The device will be featured at the 2023 Good Design Exhibition held from October 25 to October 29, 2023, in Tokyo, Japan.

kikippa is an acoustic stimulation device functioning as a speaker and is equipped with gamma wave modulation technology that processes and modulates regular TV audio with a 40-Hz amplitude modulation algorithm. The device is specifically engineered to cater towards the unique needs of elderly users by seamlessly integrating gamma wave sounds into everyday lives and employing a compact and user-friendly design to ensure ease of use.

kikippa also provides speaker usage data available for communication through its Mimamori function, improving the user experience and providing further value to its target customers. The Company hopes that kikippa will contribute to the healthy living for the elderly and their families.

The Good Design Award serves as a comprehensive program in Japan for evaluating and recognizing excellent design achievements. In addition to assessing design innovation, this award places a strong emphasis on positive societal impacts. Award recipients are determined through a panel of jury members who not only evaluate the aesthetic and functional aspects of the product but also its commitment to addressing pressing social issues or the potential for future development.

Forward-Looking Statements

Certain statements contained in this press release are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements reflect the Company’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Any such forward-looking statements are subject to various risks and uncertainties, including the strength of the economy, changes to the market for securities, political or financial instability and other factors which are set forth in the Company’s Registration Statement on Form F-1 (File No. 333-272476), as amended, and in all filings with the SEC made by the Company subsequent to the filing thereof. The Company does not undertake to publicly update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com